UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

May  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-11  May 11, 2004

DESCRIPTION:

Queenstake Announces Exploration Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     QUEENSTAKE RESOURCES LTD.

                     (Registrant)

Date  May 11,  2004

By         “Doris Meyer”

                                        (Signature)

     Doris Meyer, Corporate Secretary

             Queenstake Resources Ltd.

News Release 2004-11

May 11, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE ANNOUNCES EXPLORATION RESULTS

Denver, Colorado – May 11, 2004 – Queenstake Resources Ltd. (TSX:QRL) announces recently obtained results from its ongoing near-mine exploration program at Jerritt Canyon, Nevada.  All results reported in this News Release are from outside the Measured and Indicated Resource envelope as defined in the Company’s 43-101 Report filed on February 26, 2004.  These intercepts thus represent incremental additions to identified mineralization.  They are located close to current underground workings and, if they were to prove economic, could be accessed from the existing mines.

Smith Mine

Seventeen reverse circulation (RC) holes totaling 2,310 feet were drilled from underground at the Smith Mine during the months of March and April.  Assays were received for all these holes and for 13 that were drilled in February.  Intercepts of 10 feet or more at a grade of at least 0.250 ounces of gold per ton (opt) are listed below:

Hole No.	Feet	Grade (opt)	Area	Drill Type
Z2-C10	20	0.356	Zone 2	Underground – RC
Z2-C11	20	0.271	Zone 2	Underground – RC
Z2-F30	10	0.307	Zone 2	Underground – RC
Z3-T13	10	0.292	Zone 3	Underground – RC
Z3-U8	20	0.309	Zone 3	Underground – RC

SSX Mine

Eleven core holes were drilled from underground into Zones 1 and 4 of the SSX Mine during March and April; total footage for the 11 holes is 7,730 feet.  Seventeen RC holes were drilled into Zones 3 and 5 from underground.  Intercepts of 10 feet or more at a grade of at least 0.250 opt are listed below:

Hole No.	Feet	Grade (opt)	Area	Drill Type
SX-838	25	0.344	Zone 1	Underground – Core
SX-839	10	0.509	Zone 1	Underground – Core
SX-840	25	0.303	Zone 1	Underground – Core
SX-841	40	0.354	Zone 1	Underground – Core
SX-842	15	0.501	Zone 1	Underground – Core
7080-B6	50	0.656	Zone 5	Underground – RC

Murray Mine

Twenty-two RC holes totaling 3,625 feet were drilled from underground at the Murray Mine.  Assays have been received for all of these holes.  Intercepts of 10 feet or more at a grade of at least 0.250 opt are listed below:

Hole No.	Feet	Grade (opt)	Area	Drill Type
C30121	15	0.604	Zone 3	Underground – RC
C30122	25	0.291	Zone 3	Underground – RC
C30126	30	0.352	Zone 3	Underground – RC
C30139	35	0.320	Zone 3	Underground – RC
C30144	10	0.268	Zone 3	Underground – RC

In addition, 8,670 feet were drilled in 10 surface RC holes in Zone 9 west of Murray.   Assays have been received for 5 of these holes and for 2 core holes drilled from the surface in Zone 7 in November.  Intercepts of 10 feet or more at a grade of at least 0.250 opt are listed below:

Hole No.	Inclination	From (ft.)	To (ft.)	Thickness (ft.)	Grade (opt)	Area	Drill Type
MR-067A	-61 degrees	960	980	20	0.272	Zone 9	Surface – RC
MR-070A	-75 degrees	575	585	10	0.381	Zone 9	Surface – RC
MR-071	-90 degrees	660	670	10	0.319	Zone 9	Surface – RC
MR-041AC	-68 degrees	500	535	35	0.283	Zone 7	Surface – Core
MR-043AC	-68 degrees	460	475	15	0.321	Zone 7	Surface – Core

Notes:

1.

A complete set of the data from which the highlighted drill results were selected is appended to this news release.

2.

A description of the geology, sampling procedures, and the Company's laboratory QA/QC procedures are as described in the Company's National Instrument 43-101 Technical Report filed on February 26, 2004.  This report is available on the company’s website, www.queenstake.com.

3.

Samples from surface drilling are analyzed by ALS Chemex or BSI Inspectorate; samples from underground drilling are analyzed at the Jerritt Canyon laboratory.  All samples are analyzed using standard fire assay techniques.

4.

The Qualified Person for the release of this exploration information is Mr. Dorian (Dusty) Nicol, Executive Vice President and Exploration Director.

5.

Intercepts are reported as drilled; true widths have not yet been calculated.

Dorian L. (Dusty) Nicol, Queenstake’s Executive Vice President and Director of Exploration, said, “The ongoing near-mine exploration program at Jerritt Canyon continues to discover new areas of high-grade gold mineralization.  Newly identified zones of high-grade mineralization will be aggressively drilled and evaluated to determine whether they can be mined economically.  Meanwhile, in addition to the near-mine exploration program, district-scale exploration continues on the Company’s 100%-owned, over 100 square mile land package in the Jerritt Canyon District.  Queenstake currently has five drill rigs turning at Jerritt Canyon, at Starvation Canyon (see NR 2004-06) and other exploration targets.  The Company will continue to periodically report results from its ongoing exploration.”

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado ..  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  Th e Jerritt Canyon Mine consists of four underground mines , a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1982.  The Mine is expected to continue gold production at the rate of approximately 300,000 ounces per year for the foreseeable future.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

Appendix

The following tables include all drill results received in March and April.  The listed intervals are intercepts greater than 0.150 opt (the resource envelope cutoff) over 5 or more feet.

Smith Mine

Hole #	Az	Dip	TD (ft.)	From (ft.)	To (ft.)	Thickness (ft.)	Grade (opt)	Area	Drill Type
Z2-D40	030˚	-80˚	25	5	20	15	0.166	Zone 2	U/G – RC
Z2-D42	030˚	-20˚	50	0	15	15	0.177	Zone 2	U/G – RC
Z2-D43	030˚	-10˚	60	0	20	20	0.172	Zone 2	U/G – RC
Z3-T13	209˚	+08˚	160	115	125	10	0.292	Zone 3	U/G – RC
Z3-U8	047˚	-30˚	100	10	30	20	0.309	Zone 3	U/G – RC
Z3-V5	047˚	-20˚	125	20	30	10	0.211	Zone 3	U/G – RC
Z3-W3	047˚	-22˚	125	40	50	10	0.196	Zone 3	U/G – RC
Z3-D5	255˚	+10˚	150	0	15	15	0.154	Zone 3	U/G – RC
Z3-F9	240˚	-15˚	150	-	-	-	<0.150	Zone 3	U/G – RC
Z2-D23	210˚	0	200	-	-	-	<0.150	Zone 2	U/G – RC
Z2-D22	210˚	-15˚	90	-	-	-	<0.150	Zone 2	U/G – RC
Z2-D21	210˚	-30˚	100	-	-	-	<0.150	Zone 2	U/G – RC
Z2-D20	210˚	-50˚	80	15	30	15	0.187	Zone 2	U/G – RC
Z2-D19	210˚	-80˚	60	0	15	15	0.212	Zone 2	U/G – RC
Z2-C18	210˚	+60˚	135	25	45	20	0.173	Zone 2	U/G – RC
and	210˚	+60˚	135	65	80	15	0.154	Zone 2	U/G – RC
and	210˚	+60˚	135	100	120	20	0.221	Zone 2	U/G – RC
Z2-C16	210˚	+10˚	150	0	15	15	0.158	Zone 2	U/G – RC
Z2-C15	210˚	+05˚	200	0	15	15	0.186	Zone 2	U/G – RC
Z2-C14	210˚	-05˚	200	0	35	35	0.157	Zone 2	U/G – RC
Z2-C13	210˚	-20˚	100	0	15	15	0.199	Zone 2	U/G – RC
Z2-C12	210˚	-30˚	105	0	15	15	0.242	Zone 2	U/G – RC
and	210˚	-30˚	105	70	85	15	0.202	Zone 2	U/G – RC
Z2-C11	210˚	-50˚	75	0	20	20	0.271	Zone 2	U/G – RC
Z2-C10	210˚	-70˚	60	5	25	20	0.356	Zone 2	U/G – RC
Z2-A5	210˚	-02˚	200	-	-	-	<0.150	Zone 2	U/G – RC
Z2-A6	210˚	+05˚	200	-	-	-	<0.150	Zone 2	U/G – RC
Z2-A7	210˚	+15˚	65	-	-	-	<0.150	Zone 2	U/G – RC
Z2-F34	206˚	+30˚	100	40	50	10	0.233	Zone 2	U/G – RC
Z2-F33	206˚	+10˚	200	-	-	-	<0.150	Zone 2	U/G – RC
Z2-F32	206˚	0	200	-	-	-	<0.150	Zone 2	U/G – RC
Z2-F31	206˚	-10˚	200	-	-	-	<0.150	Zone 2	U/G – RC
Z2-F30	206˚	-25˚	200	20	30	10	0.307	Zone 2	U/G - RC

Murray Mine

Hole #	Az	Dip	TD (ft.)	From (ft.)	To (ft.)	Thickness (ft.)	Grade (opt)	Area	Drill Type
MR-064A	237˚	-58˚	870	625	630	5	0.163	Zone 9	Surface-RC
MR-067A	249˚	-61˚	1000	960	980	20	0.272	Zone 9	Surface-RC
MR-068A	239˚	-76˚	850	-	-	-	<0.150	Zone 9	Surface-RC
MR-069A	193˚	-62˚	850	-	-	-	<0.150	Zone 9	Surface-RC
MR-070A	195˚	-75˚	850	575	585	10	0.386	Zone 9	Surface-RC
MR-071	0	-90˚	850	660	670	10	0.319	Zone 9	Surface-RC
MR-041AC	57˚	-68˚	624	500	535	35	0.283	Zone 7	Surface-Core
MR-043AC	33˚	-68˚	600	460	475	15	0.321	Zone 7	Surface-Core

Hole #	Az	Dip	TD (ft.)	From (ft.)	To (ft.)	Thickness (ft.)	Grade (opt)	Area	Drill Type
C30120	47˚	10˚	260	0	25	25	0.218	Zone 3	U/G – RC
and	47˚	10˚	260	155	170	15	0.194	Zone 3	U/G – RC
C30121	47˚	0	200	0	20	20	0.181	Zone 3	U/G – RC
and	47˚	0	200	100	115	15	0.604	Zone 3	U/G – RC
C30122	47˚	-10˚	200	85	95	10	0.235	Zone 3	U/G – RC
and	47˚	-10˚	200	160	185	25	0.291	Zone 3	U/G – RC
C30123	60˚	-10˚	210	-	-	-	<0.150	Zone 3	U/G – RC
C30124	60˚	10˚	185	-	-	-	<0.150	Zone 3	U/G – RC
C30125	60˚	0	210	-	-	-	<0.150	Zone 3	U/G – RC
C30126	60˚	-20˚	210	100	115	15	0.150	Zone 3	U/G – RC
And	60˚	-20˚	210	165	195	30	0.352	Zone 3	U/G – RC
C30127	70˚	5˚	210	-	-	-	<0.150	Zone 3	U/G – RC
C30128	70˚	-5˚	210	-	-	-	<0.150	Zone 3	U/G – RC
C30129	200˚	-60˚	100	-	-	-	<0.150	Zone 3	U/G – RC
C30130	200˚	-60˚	100	-	-	-	<0.150	Zone 3	U/G – RC
C30131	200˚	-80˚	100	-	-	-	<0.150	Zone 3	U/G – RC
C30132	20˚	50˚	160	90	135	45	0.193	Zone 3	U/G – RC
C30133	20˚	40˚	180	120	165	45	0.221	Zone 3	U/G – RC
C30135	20˚	20˚	170	-	-	-	<0.150	Zone 3	U/G – RC
C30136	20˚	10˚	100	50	65	15	0.217	Zone 3	U/G – RC
C30137	20˚	20˚	100	45	75	30	0.235	Zone 3	U/G – RC
C30138	20˚	30˚	160	50	60	10	0.201	Zone 3	U/G – RC
and	20˚	30˚	160	135	150	15	0.158	Zone 3	U/G – RC
C30139	20˚	40˚	200	135	170	35	0.320	Zone 3	U/G – RC
C30144	20˚	30˚	160	150	160	10	0.268	Zone 3	U/G – RC
C30145	20˚	20˚	100	-	-	-	<0.150	Zone 3	U/G – RC
C30146	20˚	10˚	100	45	65	20	0.155	Zone 3	U/G – RC

SSX Mine

Hole #	Az	Dip	TD (ft.)	From (ft.)	To (ft.)	Thickness (ft.)	Grade (opt)	Area	Drill Type
SX-837	160˚	-22˚	850	-	-	-	<0.150	Zone 1	U/G – Core
SX-838	160˚	-28˚	850	535	560	25	0.344	Zone 1	U/G – Core
SX-839	160˚	-40˚	700	550	560	10	0.509	Zone 1	U/G – Core
SX-840	145˚	-25˚	850	670	695	25	0.303	Zone 1	U/G – Core
SX-841	145˚	-32˚	850	725	740	15	0.162	Zone 1	U/G – Core
And	145˚	-32˚	850	755	795	40	0.354	Zone 1	U/G – Core
7025-B2	63˚	-55˚	140	-	-	-	<0.150	Zone 3	U/G – RC
7025-B3	63˚	-75˚	140	-	-	-	<0.150	Zone 3	U/G – RC
7025-B7	243˚	-10˚	135	-	-	-	<0.150	Zone 3	U/G – RC
7025-D2	63˚	-60˚	30	-	-	-	<0.150	Zone 3	U/G – RC
7025-D3	63˚	-90˚	60	-	-	-	<0.150	Zone 3	U/G – RC
7025-D4	63˚	-55˚	110	-	-	-	<0.150	Zone 3	U/G – RC
7025-A3	63˚	-40˚	110	-	-	-	<0.150	Zone 3	U/G – RC
7025-A4	63˚	-55˚	120	-	-	-	<0.150	Zone 3	U/G – RC
7025-A8	243˚	-5˚	130	-	-	-	<0.150	Zone 3	U/G – RC
SX-842	145˚	-40˚	850	630	645	15	0.501	Zone 1	U/G – Core
SX-843	145˚	-60˚	500	-	-	-	<0.150	Zone 1	U/G – Core
7080-A4	270˚	-18˚	250	65	90	25	0.230	Zone 5	U/G – RC
7080-A5	270˚	-8˚	290	75	95	20	0.209	Zone 5	U/G – RC
and	270˚	-8˚	290	180	190	10	0.200	Zone 5	U/G - RC
7080-A3	270˚	-30˚	120	-	-	-	<0.150	Zone 5	U/G – RC
7080-A2	270	-60˚	70	-	-	-	<0.150	Zone 5	U/G – RC
7080-A1	270˚	-90˚	60	-	-	-	<0.150	Zone 5	U/G – RC
SX-844	320	+10˚	600	-	-	-	<0.150	Zone 4	U/G – Core
SX-845	320˚	-5˚	600	-	-	-	<0.150	Zone 4	U/G – Core